EXHIBIT 12

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(unaudited)

(in millions)	2006	2005	2004	2003	2002
Fixed charges
Interest expense and debt issuance costs	435	90	64	46	43
Interest portion of rental expense	16	13	10	10	11
Total fixed charges	451	103	74	56	54

Earnings
(Loss) income before income taxes	(3,535)	891	1,494	643	549
Fixed charges per above	451	103	74	56	54
Equity in losses of equity investees	28	9	3
Total (deficit) earnings, adjusted	(3,056)	1,003	1,571	699	603

Ratio of earnings to fixed charges (a)		9.74	21.23	12.48	11.17

(a) For 2006, the ratio was less than 1.0 and was deficient by approximately $3.1 billion.

The calculation above relates to the $3.05 billion of registered debt securities that we have outstanding at December 31, 2006. See Note F - Borrowings and Credit Arrangements to our 2006 consolidated financial statements included in Item 8 of this Form 10-K for further information regarding the debt securities.